SIMPSON THACHER & BARTLETT LLP

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NEW YORK, N.Y. 10017-3954

(212) 455-2000

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DIRECT DIAL NUMBER	E-MAIL ADDRESS
212-455-7433	dwilliams@stblaw.com

June 10, 2010

Mr. Jennifer Monick

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549-7010

Re:	Alto Palermo S.A., Form 20-F for Fiscal Year Ended June 30, 2009
Filed December 30, 2009, File No. 000-30982

Ladies and Gentlemen:

On behalf of Alto Palermo S.A. (APSA) (the “Company”), we are writing to respond to the comments set forth in the Commission’s staff’s comment letter dated May 12, 2010 (the “comment letter”) relating to the above-referenced annual report (the “Annual Report”) of the Company originally submitted on December 30, 2009, pursuant to the Securities Act of 1933, as amended.

In addition, we are providing the following responses to the comments contained in the comment letter. For convenience of reference, we have reproduced below in bold the text of the comments of the Staff. The responses and information described below are based upon information provided to us by the Company.

The Company acknowledges the Staff’s comments 9 and 10 on the letter dated March 18, 2010, and we apologize for our inadvertent omission of a response to such comments in our prior letter.

Form20-F for the fiscal year Ended June 30, 2009

Item 5. Operating and Financial Review and Prospects

A. Operating Results

Fiscal Year 2009 as compared to Fiscal Year 2008

Financial results, net, page 104

SIMPSON THACHER & BARTLETT LLP

Mr. Jennifer Monick Securities and Exchange Commission	- 2 -	June 10, 2010

1.	We note your response to our prior comment two. Please tell us why there is a discounting effect on VAT credit balances.

In response to the Staff’s comment, the Company advises the Staff that, in accordance to Argentine GAAP, long-term VAT credit balances have been measured based on the best estimate of the amount receivable discounted at the interest rate that reflect the time-value of money and the estimate specific transactions risks at the time of incorporation to assets.

Financial Statements

Notes to the Consolidated Financial Statements

19. Differences between Argentine GAAP and US GAAP

II. Additional disclosure requirements

c) Disclosure of related parties transactions

Loans from Major Shareholders, page F-65

2.	We note your response letter did not address our prior comment nine; as such, we will reissue our comment. Please tell us how you accounted for the cap on the conversion rate four your convertible notes. Within your response, please reference ASC 815-15.

In response to the Staff’s comment, the Company advises the Staff that the Company first analyzed whether the conversion option required bifurcation under ASC 815 prior to considering beneficial conversion feature accounting under ASC 470-20.

The Company does not consider this conversion feature to be an embedded derivative as the conversion feature does not meet the net settlement characteristic as noted in ASC 815-10-15-83(c) and ASC 815-10-15-99. More specifically, to meet the net settlement characteristics, an embedded instrument must be able to be either (1) net settled under contract terms, (2) net settled through a market mechanism or (3) net settled by delivery of derivative instrument or asset readily convertible to cash.

The Company believes the conversion feature cannot be net settled via contract terms or a market mechanism. On the other hand, settlement of the conversion feature could be made with the delivery of the Company’s common stock (i.e. an asset). As such, the debt may be converted in increments of 30.8642 shares being the smallest unit of conversion (considering that actual exchange rate is above the cap on the conversion rate of 30.8642).

SIMPSON THACHER & BARTLETT LLP

Mr. Jennifer Monick Securities and Exchange Commission	- 3 -	June 10, 2010

In 2006, the average daily trading volume of the Company (for both the domestic and US markets) is approximately 6,500 shares. There have been several days and weeks without trading. The Company believes that a conversion of more than 650 shares per day (10% of the average daily volume) would significantly affect the trading price. Therefore, due to the low trading volume of the Company’s stock as per ASC 815-10-15-130 and as illustrated at ASC 815-10-55-87, 88 and 89 (Cases B through D), to be considered “readily convertible to cash”, the number of shares of stock to be exchanged must be small relative to the stock’s daily transaction volume, i.e. less than 650 shares. Based on the cap on the conversion rate the debtholders (in this case the debt holders are IRSA Inversiones y Representaciones Sociedad Anónima, the Company’s controlling shareholder, and Parque Arauco S.A., the largest minority shareholder of the Company) would be able to convert the debt into 1456.8 million shares.

Therefore, debtholders would have to convert the debt in increments of less than 650 shares per day without affecting the trading price significantly. If the debtholders converted their holdings at a rate of less than 650 shares a day, it would take an impractical number of days for the market to “rapidly absorb” the debtholders’ entire holdings of 1456.8 million shares of the Company that could be converted.

Accordingly, in management’s judgement, this feature is not readily convertible to cash and has historically accounted for the conversion feature following ASC 470-50as described in Note 19.I.j) to the financial statements for the year ended December 31, 2009.

As required in ASC 815-10-15-139, the Company continually evaluates whether or not the common stock is considered to be readily convertible to cash. Currently, the average daily trading volume of the Company (for both the domestic and US markets) is approximately 1,800 shares. In the event the Company’s daily trading volume of their common stock were to increase significantly to the point where the shares to be exchanged in connection with the convertible notes would be relatively small in relation to the daily trading volume, the contract would then satisfy the net settlement characteristic and likely may need to be accounted for as a derivative.

p) Pro-rata consolidation of Metroshop S.A., page F-81

3.	We note your response letter did not address our prior comment ten; as such, we will reissue our comment. Please tell us how you have complied with Item 17(c)(2)(vii) of Form. 20-F, or tell us how you determined it was not necessary to present summarized cash flow information resulting from operating, financing and investing activities relating to your pro rata interest in Metroshop.

In response to the Staff’s comment, the Company advises the Staff that summarized cash flow information for the entity to which the Company have applied proportionate consolidation was inadvertently undisclosed in the financial statements for the fiscal year ended June 30, 2009.

SIMPSON THACHER & BARTLETT LLP

Mr. Jennifer Monick Securities and Exchange Commission	- 4 -	June 10, 2010

The Company also advises the Staff that consolidated condensed information of the Company at June 30, 2009 and 2008 considering Metroshop S.A. as an equity investee would be the following:

	As of and for the year ended June 30, 2009
	As reported	Elimination of Metroshop S.A. accounts	Inclusion of Metroshop S.A. as an equity investee	As adjusted
Current assets	514,356	(29,356)	—	485,000
Non-current assets	1,937,159	19,960	—	1,957,119

Total assets	2,451,515	(9,396)	—	2,442,119

Current liabilities	680,385	(3,859)	1,803	678,329
Non-current liabilities	882,713	(7,339)	—	875,374

Total liabilities	1,563,098	(11,198)	1,803	1,553,703

Minority interest	122,559	—	—	122,559
Shareholders’ equity	765,858	—	—	765,858

Revenues	642,565	(14,661)	—	627,904
Gross profit	404,048	(5,357)	—	398,691
Net loss	(22,060)	—	—	(22,060)

Net cash provided by operating activities	71,458	7,118	—	78,576
Net cash used in investing activities	(298,662)	6	(10,775)	(309,431)
Net cash provided by financing activities	20,300	(10,775)	10,775	20,300

	As of and for the year ended June 30, 2008
	As reported	Elimination of Metroshop S.A. accounts	Inclusion of Metroshop S.A. as an equity investee	As adjusted
Current assets	591,234	1,591	—	592,825
Non-current assets	1,640,860	(15,196)	6,382	1,632,046

Total assets	2,232,094	(13,605)	6,382	2,224,871

Current liabilities	507,829	(7,223)	—	500,606
Non-current liabilities	798,109	—	—	798,109

Total liabilities	1,305,938	(7,223)	—	1,298,715

Minority interest	78,000	—	—	78,000
Shareholders’ equity	848,156	—	—	848,156

Revenues	640,154	(22,127)	—	618,027
Gross profit	434,167	(11,228)	—	422,939
Net income	79,970	—	—	79,970

Net cash provided by operating activities	168,107	7,733	—	175,840
Net cash provided by investing activities	86,884	998	(8,375)	79,507
Net cash used in financing activities	(46,492)	(8,375)	8,375	(46,492)

SIMPSON THACHER & BARTLETT LLP

Mr. Jennifer Monick Securities and Exchange Commission	- 5 -	June 10, 2010

The Company proposes to include summarized cash flow information for the entity to which the Company have applied proportionate consolidation described above in future filings.

The Company confirms its acknowledgment, in connection with its responses to the comment letter:

1. That the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

2. That Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filings; and

3. That the Company may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Please call me (212-455-7433) with any questions you may have regarding the above responses.

Very truly yours,

David L. Williams